

Mail Stop 3561

May 30, 2017

Mats Backman
Chief Financial Officer
Autoliv, Inc.
Klarabergsviadukten 70, Section B, 7th Floor
Box 70381
SE-107 24 Stockholm, Sweden

> **Re: Autoliv, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-12933**

Dear Mr. Backman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

General

1. In Exhibit 13 to your Form 10-K, you list the automakers to which you sold products in 2016. We are aware of publicly available information indicating that some of those automakers sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, customers or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3. On page 4, you state that you manufacture night vision systems. Night vision devices and technology are included in the U.S. Department of Commerce's Commerce Control List. Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or technology you have provided or intend to provide, directly or indirectly, into Sudan and Syria are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which are you aware.

Exhibit 13

Management's Discussion and Analysis

Year Ended December 31, 2016 Versus 2015

4. We note from your disclosure in Note 19 to the financial statements, that you have identified two operating segments, Passive Safety and Electronics. We further note that although your MD&A discussion in your Quarterly Reports on Form 10-Q includes a discussion of your operating results by segment, your MD&A section in your Form 10-K does not. In this regard, please revise your MD&A in your Form 10-K to discuss and analyze your results of operations for each of these operating segments.

5. Please revise to discuss the reasons for all significant changes in your income statement line items. For example, the amortization of intangibles and other expense line items had significant changes in amounts between 2015 and 2016, however you do not specifically discuss these changes in your MD&A results of operations section. Please revise accordingly. Your disclosure in your Form 10-Q should be similarly revised.

Note 10. Restructuring and Other Liabilities

6. We note that in the past few years you have incurred restructuring provisions mainly related to headcount reductions and plant consolidations. Please revise your note to include the disclosures required by ASC 420-10-50, including the expected completion date, the total amount expected to be incurred in connection with the activity, and the cumulative amount incurred to date.

Note 22. Quarterly Financial Data (Unaudited)

7. During the year ended December 31, 2015, the quarterly data shows significant fluctuations in operating results between the quarters. Specifically, there are large variations in net income for all quarters. Please revise to add a discussion of any unusual or infrequently occurring items during each quarter, which may have contributed to the significant fluctuations in operating results. Refer to Item 302(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure